Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-105813

November 10, 2003

Prospectus Supplement No. 2
To Reoffer Prospectus Dated June 9, 2003

of

SMARTIRE SYSTEMS INC.

Relating to

54,240,479 Shares of Common Stock of SmarTire Systems Inc.

This prospectus supplement supplements our reoffer prospectus dated June 9, 2003 (previously supplemented by Prospectus Supplement No. 1 dated October 29, 2003), relating to the sale by certain selling stockholders of up to 54,240,479 shares of common stock of SmarTire Systems Inc. held by or issuable to the selling stockholders, as follows:

- up to 43,076,923 shares of common stock issuable to the selling stockholders upon the conversion of principal and interest, or in payment of interest, under 7% convertible debentures;

- up to 10,769,231 shares of common stock issuable to the selling stockholders assuming the exercise of outstanding common share purchase warrants issued in connection with private placement of the convertible debentures; and

- up to 394,325 shares of common stock issuable to the selling stockholders assuming the exercise of outstanding common share purchase warrants issued in partial payment of placement fees.

You should read this supplement in conjunction with the prospectus, and Prospectus Supplement No. 1 dated October 29, 2003. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

REDUCTION OF EXERCISE PRICE OF WARRANTS

On May 15, 2003, we issued warrants to purchase an aggregate of 10,769,231 shares of our common stock to the four purchasers of the 7% convertible debentures pursuant to Rule 506 of Regulation D under the Securities Act of 1933. As issued, each warrant was exercisable at any time during the five-year period ending on May 15, 2008, at an exercise price of $0.2645 per share (being equal to 115% of $0.23 per share, the last reported closing bid price of our common stock on May 14, 2003).

On October 27, 2003, in order to encourage early exercise of the warrants by the warrant holders, we offered to reduce the exercise price of the warrants from $0.2645 per share to $0.20 per share. The offer was open for acceptance by the warrant holders until November 4, 2003. All other terms of the warrants, including their expiry date, were to remain the same. In consideration of the warrant holders' agreement to immediately exercise their respective warrants, we offered to issue to the participating warrant holders one additional warrant for each warrant that is exercised. The additional warrants were to be exercisable for a period of five years at an exercise price of $0.20 per share.

One of the warrant holders, Palisades Master Fund, L.P. accepted our offer and exercised a total of 3,290,596 outstanding warrants at the reduced exercise price of $0.20 per share. We issued a total of 3,290,596 five-year warrants to Palisades Master Fund, exercisable at an exercise price of $0.20 per share. By amending agreement dated for reference November 10, 2003, the exercise price of these warrants was reduced to $0.1771 per share. All other terms of the warrants, including their expiry date, remain the same.

On November 6, 2003, in order to encourage early exercise of the warrants by the remaining three warrant holders, we offered to reduce the exercise price of the remaining 7,478,635 warrants from $0.2645 per share to $0.1771 per share. The offer was open for acceptance by the warrant holders until November 19, 2003. All other terms of the warrants, including their expiry date, remain the same. In consideration of the warrant holders' agreement to immediately exercise their respective warrants, we offered to issue to the participating warrant holders one additional warrant for each warrant that is exercised. The additional warrants will be exercisable for a period of five years at an exercise price of $0.1771 per share.

All of the remaining warrant holders, Crescent International Ltd., Alpha Capital AG and Goldplate Investment Partners, have accepted our offer and have agreed to exercise a total of 7,478,635 outstanding warrants at the reduced exercise price of $0.1771 per share. We have agreed to issue to the warrant holders the following numbers of five-year warrants set forth opposite their respective names, each exercisable at an exercise price of $0.1771 per share:

Crescent International Ltd.	1,794,873 warrants
Alpha Capital AG	4,487,181 warrants
Goldplate Investment Partners	1,196,581 warrants

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.